UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934



                                   INVU, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                     46185N
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No. 46185N                  Schedule 13G                 Page 2 of 6 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                Roy G. Williams
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)   [ ]

                                                         (b)   [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United Kingdom
--------------------------------------------------------------------------------

                   5      SOLE VOTING POWER                           659,780
                  --------------------------------------------------------------
    NUMBER OF
      SHARES       6      SHARED VOTING POWER                       1,066,140
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY
       EACH        7      SOLE DISPOSITIVE POWER                      659,780
    REPORTING     --------------------------------------------------------------
   PERSON WITH
                   8      SHARED DISPOSITIVE POWER                  1,066,140
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,725,920
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    5.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                                    IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46185N                   Schedule 13G                Page 3 of 6 Pages


Item 1.

         (a)      Name of Issuer:
                  --------------

                  Invu, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  The Beren, Blisworth Hill Farm
                  Stoke Road
                  Blisworth, Northampton Shire NN7 3DB

Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Roy G. Williams

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  Birkett House
                  27 Albemarle Street
                  London W1X 4LQ

         (c)      Citizenship:
                  -----------

                  United Kingdom

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, no par value

         (e)      CUSIP No.:
                  ---------

                  46185N

Item 3.           Not Applicable.

Item 4.           Ownership.
                  ---------

         The following information relates to the reporting person's ownership of Common Stock, no par value, of the issuer as of September 1, 1999.

CUSIP No. 46185N                    Schedule 13G               Page 4 of 6 Pages



         (a)      Amount Beneficially Owned:
                  -------------------------
                           1,725,920


         (b)      Percent of Class:
                  ----------------
                           5.7%(1)

         (c)      Number of Shares as to Which Such Person Has:
                  --------------------------------------------

                         (i)        Sole power to vote or to direct the vote:
                                                     659,780(2)

                        (ii)        shared power to vote or to direct the vote:
                                                     1,066,140(3)

                       (iii) sole power to dispose or to direct the dis-position of:
                                                     659,780(2)

                        (iv) shared power to dispose or to direct the disposition of:
                                                     1,066,140(3)

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------
                  Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         --------------------------------------------------------

                  Not Applicable.

--------

(1) Based on 30,206,856 shares of Common Stock outstanding as of September 1, 1999.
(2) Includes 261,875 shares of Common Stock owned by Mustardseed Estates Ltd. Mr. Williams is the sole director of the company and has sole disposition and voting power over such shares.
(3) Includes 1,066,140 shares of Common Stock owned by Zalcany Limited ("Zalcany"). Zalcany is owned 50% by Roy Williams and 50% by Richard Harris. Mr. Williams and Mr. Harris share voting control and dispositive power with each other.

CUSIP No. 46185N                     Schedule 13G              Page 5 of 6 Pages


Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

                  Not Applicable.

Item 10. Certification.
         -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46185N                     Schedule 13G              Page 6 of 6 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 1999

                                                  ROY G. WILLIAMS



                                                  /s/ Roy G. Williams
                                                  ------------------------------
                                                  Roy G. Williams